United States securities and exchange commission logo





                            January 12, 2021

       Kristin Taylor
       Chief Executive Officer
       Imageware Systems, Inc.
       13500 Evening Creek Drive N, Suite 550
       San Diego, CA 92128

                                                        Re: Imageware Systems
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2020
                                                            File No. 333-251563

       Dear Ms. Taylor:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Selling Stockholders, page 16

   1. In footnote (7) of selling stockholders table, you indicate that Nantahala Capital
                                                        Management, LLC holds
voting and dispositive power over the shares owned by:
                                                        Blackwell Partners LLC
- Series A, Nantahala Capital Partners Limited Partnership,
                                                        Nantahala Capital
Partners II Limited Partnership, Nantahala Capital Partners SI, LP,
                                                        NCP QR Limited
Partnership, and Silver Creek CS SAV, L.L.C. Please disclosure here and in your beneficial
ownership tables the natural person(s) that holds voting and/or investment power over
these shares.
   2. Please clarify the voting power percentage, on an as-converted basis, for the shares beneficially owned or
managed by Nantahala Capital Management, LLC before and after the offering. Please
clarify whether Nantahala Capital Management, LLC may have
 Kristin Taylor
Imageware Systems, Inc.
January 12, 2021
Page 2
         majority voting control over your voting securities. The total voting power of Nantahala and its concentration of ownership through its clients and/or affiliated funds should be prominently disclosed in summary and risk factor sections, as appropriate.
3. On page 61, you disclose that the Series D Preferred Stockholders currently beneficially own approximately 50% of the voting securities, on an as-converted basis. We note, however, that the percentage of ownership column of your Series D Preferred
         Stockholders appears to exceed 50% after the offering per page 17. Please explain this discrepancy.
4. Please clarify which shares being offered were originally Series C Preferred Stock that were converted into Series D Preferred Stock.

Directors and Executive Officers, page 65

5. On page 61, you disclose that members of your board resigned, and new directors were appointed as part of the Series D Preferred Stock financing. Please identify the Series D directors, and clarify how they were appointed. Further, please identify which director was chosen by your CEO and the Series D directors, and when an additional director will be appointed, as contemplated by the Series D investment agreement. General, page 77

6. The percentage of ownership columns for your beneficial ownership tables do not appear to reconcile. The footnotes indicate that option awards are only included in the total shares outstanding for the option-holder and not any other beneficial owner; however, we are unable to reconcile the "% ownership of class" column. Please advise.
Security Ownership of Certain Beneficial Owners and Management
Beneficial Ownership of Common Stock, page 80

7. The beneficial ownership table for your common stock contains 11 reference numbers, but there are no footnotes for (6) through (11). Please correct.
8. The footnote (5) on page 80 for Blackwell Partners LLC refers to Tom Y. Lee holding voting and dispositive power over its shares. Reconcile that footnote with disclosure on pages 17-19 indicating that Nantahala Capital Management, LLC holds voting and
FirstName LastNameKristin Taylor
       dispositive power over Blackwell   s shares. Please also clarify why the
number of
Comapany   NameImageware
       shares                Systems,
              being offered by        Inc.(page 17) exceeds its beneficial
ownership on an as-
                               Blackwell
Januaryconverted
        12, 2021 basis
                  Page (page
                       2     80).
FirstName LastName
 Kristin Taylor
FirstName
ImagewareLastNameKristin  Taylor
            Systems, Inc.
Comapany
January  12,NameImageware
            2021          Systems, Inc.
January
Page  3 12, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office
Chief, at (202) 552-3815 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Daniel Rumsey, Esq.